5215 W. Laurel Street Tampa, FL33607 Tele: (813)876-1776 Fax: (813) 870-1921

June 20, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Heather Clark

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

SEC File No.: 001-31895

Dear Ms. Clark:

The purpose of this letter is to respond to the Staff’s comment letter of June 13, 2011 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Annual Report on Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 24

Quantitative and Qualitative Disclosures about Market Risk, page 26

1.	We note from the company’s response to prior comment 2 that the applicable disclosures were included in note B of the financial statements and will be included in the appropriate market risk section of the MD&A in future filings. In this regard, we note that the current disclosures in note B do not comply with the requirements of Item 305 of Regulation S-K. Given the significance of your mortgages and notes payable and interest expense in your financial statements, please revise your disclosure in future filings regarding your exposure to interest rate risk to provide these disclosures in on the formats outlined in Item 305(a) of Regulation S-K.

Management Response: We will expand our disclosure in future filings to include one of the three methods listed in Item 305(a) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation and Targets, page 17

Securities and Exchange Commission

June 20, 2011

Page -2-

2.	We note your response to our prior comment 11 and reissue. Please confirm that in future filings you will revise to quantify all performance goals or targets and the goals and targets and targets actually achieved in order for your named executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion on a supplemental basis.

Management Response: We will include the required disclosures in future filings to quantify all performance goals or targets and those actually achieved. To the extent we believe disclosure of goals or targets is not required because it would result in competitive harm under instruction 4 to Item 402(b) of Regulation S-K, we will provide detailed explanations for such conclusion on a supplemental basis.

Summary Compensation Table, page 20

3.	We note your response to our prior comment 12 and reissue. Please confirm that in future filings you will disclose the annual incentive compensation amounts in the “Non-Equity Incentive Plan Compensation” column and, to the extent amounts are paid, in exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, disclose those amounts in the “Bonus” column. Please also confirm that in future filings you will included disclosure, as applicable, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the “Grants of Plan-Based Awards” table.

Management Response: We will include in future filings the annual incentive compensation amounts in the “Non-Equity Incentive Plan Compensation” column and, to the extent amounts are paid, in exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, will be included in the “Bonus” column. Also, future filings will include disclosure, as applicable, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the “Grants of Plan-Based Awards” table.

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In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 314-2565 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes
Michael J. Holmes Chief Financial Officer